VIA EDGAR

October 5, 2018
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    Oclaro, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed August 23, 2018
File No. 000-30684

Dear Ms. Blye:
On behalf of Oclaro, Inc. (collectively with its direct and indirect subsidiaries, “Oclaro” or the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 28, 2018, relating to the above-referenced filing of the Company. To assist you in your review, we have included the heading and comments from that letter in bold italics below followed by the Company’s responses in regular typeface.
General

1.
You state on page 9 of the 10-K that Huawei Technologies accounted for 11% of your revenues for the fiscal year ended June 30, 2018. You state on page 9 of the 10-K filed August 18, 2017 that ZTE accounted for 18% of your revenue for the fiscal year ended July 1, 2017. We are aware of publicly available information indicating that ZTE has shipped telecommunications equipment to North Korea and Huawei is involved in the development of telecommunications networks in Sudan and Syria. North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls.

United States Securities and Exchange Commission
October 5, 2018

Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea and Syria, and any such contacts with Sudan since your last letter to us dated February 17, 2016, including contacts with their governments, whether through subsidiaries, affiliates, partners, resellers, customers or other direct or indirect arrangements.

Company Response:

The Company respectfully advises the Staff that is has no known past, current or anticipated contacts with North Korea, Syria or Sudan, whether through subsidiaries, affiliates, resellers, customers or other direct or indirect arrangements. The Company has not directly, or to its knowledge indirectly, provided any services, products, information or technology to North Korea, Syria or Sudan, nor has it had any agreements, commercial arrangements or other contacts with the governments of North Korea, Syria or Sudan or entities they control. Further, the Company does not plan to have any contacts with North Korea, Syria or Sudan or to provide any services, products, information or technology to North Korea, Syria or Sudan or entities they control in the future.

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments concerning this response to your comment letter, please do not hesitate to contact me at (408) 919-6017.
Sincerely,
/s/ David L. Teichmann
David L. Teichmann
Executive Vice President, General Counsel and Corporate Secretary

cc:        Greg Dougherty, Oclaro
Pete Mangan, Oclaro
Kevin Espinola, Jones Day